UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36432

Papa Murphy’s Holdings, Inc.

(Exact name of registrant as specified in its charter)

8000 NE Parkway Drive, Suite 350

Vancouver, Washington 98662

(360) 260-7272

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note: On May 23, 2019, pursuant to the Agreement and Plan of Merger, dated as of April 10, 2019, by and among MTY Franchising USA, Inc. (“Parent”), a Delaware corporation and a wholly owned subsidiary of MTY Food Group Inc. (“MTY”), MTY Columbia Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, and Papa Murphy’s Holdings, Inc. (“Papa Murphy’s”), a Delaware corporation, the Purchaser merged with and into Papa Murphy’s, with Papa Murphy’s continuing as the surviving corporation and an indirect wholly owned subsidiary of MTY.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Papa Murphy’s Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PAPA MURPHY’S HOLDINGS, INC.

Date: June 3, 2019	By:	/s/ Nik Rupp
Name: Nik Rupp
Title: Chief Financial Officer